

August 14, 2021

JuE Wong
Chief Executive Officer
Olaplex Holdings, Inc.
1187 Coast Village Rd, Suite 1-520
Santa Barbara, CA 93108

Re: Olaplex Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 9, 2021
CIK No. 0001868726

Dear Ms. Wong:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted August 9, 2021

Summary Consolidated Financial and Other Data, page 18

1. We note your response to comment 7. When the pro forma adjustment amounts have been determined, please consider what additional disclosures can be provided to give better insight as to how you actually computed the pro forma amounts and the corresponding significant assumptions and estimates used to compute the amounts.

Financial Statements of Penelope Holdings Corp. and Subsidiaries
Note 1 - Nature of Operations and Basis of Presentation, page F-11

2. We note your response to comment 16. We note that the 2019 predecessor period includes the consolidated financial position and results of operations of the Olaplex LLC

entity and the intellectual property operations of LIQWD, Inc. The intellectual property operations of LIQWD, Inc. during the 2019 year were separately identified from the other operations of the LIQWD, Inc. entity with $30,932 of patent-related assets, $284 of liabilities, $86,767 of revenues, and $24,578 of expenses associated with such intellectual property business included in the predecessor period. It is not clear how the amounts provided in these additional disclosures correspond to the amounts reported in the predecessor period. For example, the additional disclosures appear to refer to $30.9 million of patent-related assets as all amounts provided appear to be in thousands; however, there are only $28 million of combined total assets as of December 31, 2019 of which only $.3 million appear to be related to intangible assets. Please further clarify.

You may contact Nudrat Salik at 202-551-3692 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Craig Marcus, Esq.